UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No. 1)*

                     AMERICAN HEALTHCHOICE, INC.
                          (Name of Issuer)

                   Common Stock, Par Value $0.001
                   (Title of Class of Securities)

                             025929 10 0
                           (CUSIP Number)

  Dr. J.W. Stucki, 1300 W. Walnut Hill Lane, Suite 275, Irving, Texas 75038

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               Various
      (Date of Event which Requires Filing of this Settlement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

  Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D


  CUSIP NO. 025929 10 0                                 Page 2 of 6 Pages

  -----------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dr. J.W. Stucki
  -----------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)     [ ]
                                                              (b)     [X]
  -----------------------------------------------------------------------
    3   SEC USE ONLY

  -----------------------------------------------------------------------
    4   SOURCE OF FUNDS*

                      PF
  -----------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR (e)                                          [ ]
  -----------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America
  -----------------------------------------------------------------------
                                   7      SOLE VOTING POWER

           NUMBER OF                              9,556,328
            SHARES            -------------------------------------------
         BENEFICIALLY              8      SHARED VOTING POWER
           OWNED BY
             EACH                                 -0-
           REPORTING          -------------------------------------------
            PERSON                 9      SOLE DISPOSITIVE POWER
             WITH
                                                  9,556,328
                              -------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                                  -0-
  -----------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      9,556,328
  -----------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                       [ ]

  -----------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.0%
  -----------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

                      IN
  -----------------------------------------------------------------------

  Item 1.   Security and Issuer.

       This statement relates to shares of Common Stock, par value $0.001 per share, of American HealthChoice, Inc., a New York corporation (the "Issuer"), with principal executive offices at 1300 W. Walnut Hill Lane, Suite 275, Irving, Texas 75038.

  Item 2.   Identity and Background.

       This statement is filed with respect to the ownership of 9,556,328 shares of the Issuer's Common Stock, consisting of 9,356,328 shares owned of record and 200,000 shares issuable upon exercise of stock options. The following information is provided regarding the owner:

       (a)  Name:                   Dr. J.W. Stucki

       (b)  Business Address:       1300 W. Walnut Hill Lane, Suite 275
                                    Irving, Texas 75038

       (c)  Principal  Occupation:  Chief Executive Officer,
                                    American HealthChoice, Inc.

       (d)  Registrant  has  not,  during  the  past  five  years,   been
            convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

       (e) Registrant has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Item 3.   Source and Amount of Funds, or Other Consideration.

       Personal funds.

  Item 4.  Purpose of Transaction.

       The Issuer was formed in 1988 as Paduan, Inc. for the purpose of acquiring an operating business with a potential for future growth.
  The Issuer had no operations until March 1995, when it acquired American HealthChoice, Inc., a Delaware corporation ("AHDEL"), which operated six clinics providing medical, chiropractic and physical therapy services in Texas and Louisiana. The Issuer issued 4,962,000 shares of its Common Stock to the shareholders of AHDEL representing 91.6% of the Issuer's voting shares. The Registrant was a shareholder of AHDEL and acquired 2,644,322 shares, representing 49% of shares outstanding in exchange for his AHDEL shares.

       On March  5,  1998,  Registrant reported  ownership  of  2,544,059
  shares of common stock  of the Issuer.   The following transactions  in
  such stock have occurred since that date:

       On June 1, 1998, Registrant acquired 50,000 shares from the Issuer pursuant to his employment agreement.

       On August 8, 1998, Registrant returned 111,739 shares in exchange for reinstatement of promissory note in the principal amount of $439,973.

       On December 17, 1998, Registrant acquired 6,000,523 shares upon conversion of a promissory note in the principal amount of $132,012.

       On June 1, 1999, Registrant acquired 50,000 shares from the Issuer pursuant to his employment agreement.

       On June 10, 1999, Registrant acquired 348,485 shares of common stock at par value as additional consideration for making a $30,000 loan to the Company.

       On June 25, 1999, Registrant acquired 250,000 shares of common stock at par value as additional consideration for making a $20,000 loan to the Company.

       On August 8, 1999, Registrant acquired 400,000 shares of common stock at par value as additional consideration for making a $25,000 loan to the Company.

       The three foregoing transactions were approved by a disinterested majority of the Board of Directors. The number of shares was determined in each case by dividing the amount of the loans by the trading value of the common stock on the date of the loans.

       On December 31, 1999, Registrant sold 100,000 shares of common stock to his brother for a price of $0.015 per share.

       On January 19, 2000, Registrant sold 25,000 shares of common stock under Rule 144 for a price of $0.12 per share.

       On January 24, 2000, Registrant sold 30,000 shares of common stock under Rule 144 for a price of $0.35 per share.

       On January 25, 2000, Registrant sold 20,000 shares of common stock under Rule 144 for a price of $0.52 per share.

       The purpose of the transactions in such shares has been to maintain a proprietary stake in and assist in the financing of a growing public company that can acquire health care clinics and facilities to compete in the managed care market. Transactions during 2000 were made to obtain some needed liquidity. Registrant takes an active role in the management of the Issuer and is Chairman and Chief Executive Officer.

       Registrant has no present plan or proposal which would relate to or result in: (a) the acquisition of additional securities of the
  Issuer (except for issuance of 50,000 shares per year due under the terms of his Employment Agreement); (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (d) any change in the Board of Directors of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's Articles of Incorporation or Bylaws which may impede the acquisition of control of the Issuer; (h) cause any securities of the Issuer to be delisted from the OTCBB; or (i) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities act of 1933.

  Item 5.  Interests in Securities of the Issuer.

       (a) 9,556,328 shares (33% of shares outstanding) consisting of 9,356,328 shares and options to acquire 200,000 shares.

       (b)  Dr. J.W. Stucki - sole power to vote and dispose.

       (c)  See Item 4.

       (d)  None.

       (e)  Not applicable.

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       (a) Registrant is entitled to receive options to acquire 50,000 shares per year for service as the Issuer's Chief Executive Officer.

       (b)  Also see the arrangements described in Item 4.

  Item 7.  Material to be Filed as Exhibits.

       None

  Signature

       After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.



  February 9, 2000                        /s/ J.W. Stucki
  ----------------                        ---------------
  Date                                    Dr. J.W. Stucki